

Mail Stop 3720

October 19, 2015

Angelo Marino
President
Earth Life Sciences Inc.
7000 Chemin Cote de Liesse
Suite 8
Montreal, Quebec Canada H4T 1E7

> **Re:** **Earth Life Sciences Inc.**
> **Amendment No. 1 to Form 10-K for**
> **Fiscal Year Ended December 31, 2014**
> **Filed October 9, 2015**
> **File No. 001-31444**

Dear Mr. Marino:

We have reviewed your amended 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Financial Statements
Independent Registered Public Accounting Firm Report

1. We note your response to comment 3. As previously requested, please provide audited financial statements including an audit report from your independent registered public accounting firm covering both fiscal years or tell us the basis of your conclusion that you are not required to do so.

Angelo Marino
Earth Life Sciences Inc.
October 19, 2015
Page 2

Statement of Stockholders' Deficit, page F-3

2.	We note your response to comment 9.  You indicated that the reverse stock split was
	effective in June 2014. Please retrospectively reflect such change in your capital structure
	including but not limited to number of shares authorized and outstanding.  Refer to ASC
	260-10-55-12 and ASC-505-10-S99-4 (SAB Topic 4.C).

Statement of Cash Flows, page F-4

3.	We note your response to comment 4. As previously requested, please revise and reflect
	all items within operating, investing and financing activities in accordance with ASC
	230-10.  For example, we note that you had activities in convertible debts and loan
	payable during the fiscal year ended December 31, 2014 and for six months ended June
	30, 2015, but such transactions were not reflected in the cash flow statements.

4.	Further, please reconcile the ending balance of cash to the beginning balances and the net
	change in cash for all periods presented.  We note that the change in cash of $1,742 for
	year ended December 31, 2014 did not agree to the net change of $(1,396).

Notes to the Financial Statements
Note 3 – Accounts and Loans Payable, page F-7

5.	We note your response to comment 6. As previously requested, please disclose the detail
	of your loan payable totaling $506,278 as of December 31, 2014.  We are unable to
	reconcile such balance to the information in Note 3.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

	As previously requested, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications